T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

May 13, 2010	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON’S PHASE 2 DRILLING AT CORDERO RETURNS 114 M GRADING 126 G/T Ag, 0.485 g/t Au, 0.93 % Zn, 2.18 % Pb INCLUDING HIGHER GRADE LIMESTONE REPLACEMENT (MANTO) MINERALIZATION OF 26 M GRADING 410.1 G/T Ag, 1.057 G/T Au, 2.92 % Zn, 7.06 % Pb

Levon Resources Ltd. ("Levon") (TSXV Symbol LVN.V) is pleased to report the latest available assay results for  an additional 11 holes in the Phase 2 drill program at the Cordero silver, gold, zinc, lead porphyry district located 35 kilometres northeast of Hidalgo Del Parral, Chihuahua, Mexico.   Highlights include:

•
Hole C10-31 at the  northern extension of the  Pozo de Plata Diatreme drill grid has returned 114 m  grading 126 g/T Ag, 0.485 g/T Au, 0.93 % Zn, 2.18 % Pb, including a newly discovered, higher grade limestone replacement (manto) type mineralization (26 m  grading 410.1 g/T Ag, 1.057 g/T Au, 2.92 % Zn, 7.06 % Pb).

•	Hole C10-39 at the present southwest corner of the drill grid returned 136 m grading 69.6 g/T Ag, 0.52 g/T Au, 0.91 % Zn, .97 % Pb in breccia dike and diatreme hosted mineralization.

Current  analytical results are summarized in Table 1 for the available Phase 2 drill  holes  in the Pozo de Plata drill grid ( past Phase 2 holes were published in the Levon news release of April 7, 2010) and a potential extension in the Josephina Mine area 450 metres to the southeast.   In Table 1 sample lengths are core intervals and true widths are unknown. Hole locations are in Table 2.  The current drill hole map and north south drill sections in the Pozo de Plata drill grid are posted on Levon’s website (www.levon.com)

Table 1:  Summary of currently available Phase 2 drill assays

Hole	Zone	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn (%)	Pb (%)	Ag Eq (g/T)*
C10-23	Josephina	0	16	16	112.0	0.07	0.07	0.07	121
C10-23	Josephina	118	128	10	416.5	0.13	4.80	1.76	617
C10-23	Josephina	148	200	52	41.1	0.06	0.92	0.59	89
C10-23	Josephina	214	260	46	16.1	0.02	0.90	0.44	57
C10-23	Josephina	300	416	116	49.7	0.10	1.28	0.94	122
C10-24	Pozo de Plata Diatreme	No high intervals
C10-25	Josephina	8	16	8	68.3	0.02	0.30	0.10	81
C10-25	Josephina	72	80	8	47.6	0.06	1.30	0.64	109
C10-26	Pozo de Plata Diatreme	0	18	18	16.3	0.25	0.09	0.46	49
C10-26	Pozo de Plata Diatreme	130	158	28	67.7	0.51	0.84	0.94	154
C10-26	Pozo de Plata Diatreme	224	270	46	148.9	0.45	2.04	1.99	297
C10-26	Pozo de Plata Diatreme	284	328	44	14.6	0.24	0.36	0.33	51
C10-28	Pozo de Plata Diatreme	28	46	18	37.8	0.11	0.66	0.57	81
C10-28	Pozo de Plata Diatreme	122	192	70	70.9	0.51	1.13	1.06	168

C10-28	Pozo de Plata Diatreme	278	300	22	14.0	0.20	0.30	0.28	44
C10-30	Pozo de Plata Diatreme	6	20	14	16.0	0.15	0.09	0.38	40
C10-30	Pozo de Plata Diatreme	136	322	186	28.1	0.22	0.51	0.43	70
C10-30	Pozo de Plata Diatreme	340	356	16	68.7	0.23	3.03	1.55	218
C10-31	Pozo de Plata Diatreme	14	32	18	29.4	0.18	0.21	0.38	58
C10-31	Pozo de Plata Diatreme	46	128	82	27.9	0.14	0.36	0.38	58
C10-31	Pozo de Plata Diatreme	158	272	114	126.0	0.49	0.93	2.18	249
C10-31 Incl.	Pozo de Plata Diatreme	186	212	26	410.1	1.06	2.92	7.06	772
C10-32	Josephina	230	288	58	91.8	0.10	1.99	1.09	188
C10-33	Pozo de Plata Diatreme	12	58	46	21.0	0.09	0.20	0.28	40
C10-33	Pozo de Plata Diatreme	94	110	16	28.2	0.11	0.31	0.39	56
C10-33	Pozo de Plata Diatreme	124	198	74	65.9	1.04	0.80	1.28	196
C10-33	Pozo de Plata Diatreme	224	246	22	47.8	1.08	0.19	0.87	151
C10-33	Pozo de Plata Diatreme	284	328	44	21.1	0.13	0.18	0.33	44
C10-34	Pozo de Plata Diatreme	16	62	46	17.2	0.07	0.35	0.21	38
C10-35	Pozo de Plata Diatreme	Assays pending
C10-39	Pozo de Plata Diatreme	32	168	136	69.6	0.52	0.91	0.97	159
C10-39	Pozo de Plata Diatreme	232	274	42	22.9	0.26	0.10	0.38	55
C10-40	Pozo de Plata Diatreme	Assays pending

*Silver equivalent calculated using the following metal prices: silver at $15 per ounce, gold at $1,000 per ounce, zinc at 90 cents per pound and lead at 90 cents per pound and assumed net metal recoveries (metallurgical and smelter deductions) of 70% for silver and gold and 50% for zinc and lead.  Actual metal recoveries have not been determined.

Table 2:  Drill Hole locations (co-ordinates in CONUS Nad 27, UTM zone 13)

HoleID	Xm	Ym	Zm	Length_m	Azimuth	Dip
C10-23	443074	3014029	1568	500.6	0	-60
C10-24	442755	3014092	1552	501.7	0	-60
C10-25	442926	3014038	1562	500.4	0	-60
C10-26	442706	3014146	1554	488.8	0	-60
C10-28	442754	3014145	1552	463.1	0	-60
C10-30	442752	3014199	1586	398.7	0	-60
C10-31	442698	3014250	1587	392.6	351	-60
C10-23	443074	3014029	1568	500.6	350	-60
C10-33	442700	3014200	1575	341.8	348	-60
C10-34	442600	3014100	1575	267.0	348	-60
C10-35	442600	3014100	1575	494.1	0	-90
C10-36	442650	3014300	1580	319.7	320	-60
C10-37	442650	3014300	1580	420.0	354	-60
C10-39	442600	3014050	1580	661.0	0	-60
C10-40	442600	3014200	1548	490.9	0	-60
C10-46	442750	3014250	1592	374.0	0	-60
C10-47	442800	3014150	1600	285.0	0	-60
C10-48	442549	3014100	1574	500.0	0	-60

Phase 2 drilling began January 12, 2010 and 42 holes have been drilled to date (15,000 meters, with two holes in progress) to follow up on 2009 Phase 1 drill results (reported in November 03, 2009 news release).   HD Drilling, Mazatlan, Mexico has two core rigs on site drilling 24 hours a day.

Pozo de Plata Diatreme Complex

Phase 2 grid drilling is on 50 m centers and has offset the discovery hole C09-5 in an area that measures about 350m north south and  300 m east west with coherent Ag, Au, Zn, Pb drill intercepts often at, or near the surface to vertical depths of 300 m.  To date 27 core holes have been drilled in the zone with assays returned from ALS Chemex Labs for 17 complete holes.

Ag, Au, Zn, Pb values are associated with fine to coarse grained, intergrown galena, sphalerite and very fine  grained, possibly silver sulfides within diatreme breccia and discordant felsic breccia dikes that are also ultimately incorporated into the diatreme breccia.  Newly discovered higher grade manto replacement mineralization is nearly massive and comprised of intergrown coarse galena and sphalerite, with accessory pyrite after limestone blocks and septa within the Diatreme.  The  mineralized zone remains open north, west and southwest, but may be  closed off to the east by late mineral, dacite dikes and barren limestone encountered in holes C10-24 (Table 1) and C10-47 (assays pending).

Josephine Mine Diatreme - Southeast Extension

Holes C10-23, 25, 32 and 45 were drilled along an east west drill fence on 150 m hole centers to test for mineralized diatreme breccia at depth (Table 2).  Holes 23 and 32 have returned several wide intervals of mineralization 300 m and 450 m (respectively) east of the Pozo de Plata drill grid that are hosted in Tertiary dacite breccia dikes, vein zones and mineralized diatreme breccia as projected (including 116 m grading  122 g/T Ag equivalents from 300 to 416 m in hole C10-23) (Tables 1 and 2).  Hole 25 intersected rhyolite with several narrow intervals of  mineralization and  does not connect up the zones.  Additional drilling is required to define the limits of the Josephina mineralization and completely test the areas between the zones.  Assays for hole 45 are pending.
.
Airborne Geophysics

This week Aeroquest  of Mississauga, Ontario, Canada is mobilizing to Cordero to fly a combined airborne magnetic, EM, and radiometric survey to cover the entire Cordero Porphyry Belt, which now includes six known intrusive centers, including three diatreme complexes aligned within a northeast trending belt 15 km on strike and 3-5 km wide, and is covered by the Levon lands.

“With our continuing drill success, we intend to accelerate the programs as long as the drill results warrant, in order to realize the full discovery potential of the Cordero Porphyry Belt we are defining.  In large bulk tonnage systems like Penasquito, which we believe is directly analogous, the mineralized geology should meet or exceed expectations and the test of the drill”… comments Ron Tremblay, President and CEO, Levon Resources.  “Our immediate goal is to find additional outlying mineralization similar to the Pozo de Plata Diatreme discovery in diatreme complexes we have identified in Dos Mil Diez and the Molena de Viento Caldera Diatreme Complex that require offset grid drilling. We now know Cordero is a strong mineralized system and we need to see how far it goes, particularly to the southwest” adds Vic Chevillon, VP Exploration, Levon.

QA/QC Procedures and Reporting Parameters

HQ diameter core samples were collected in continuous two-metre lengths, from sawed core.  Some core that appears barren has been split, not sawed.  All of the samples mentioned in this release were transported to, prepared and analyzed by ALS Chemex at its labs in Chihuahua, Mexico, and Vancouver, Canada. Gold analyses were performed by 30-gram fire assay with an atomic absorption finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma (ICP) package using a four-acid digestion with over-limit results being reanalyzed with assay procedures using ICP-AES.  Summary assay intervals as reported above were selected based on a 30 g/T Ag equivalent cut-off with inclusion of up to no more than 10 metres of internal below cut-off values averaging not less than 15 g/T Ag equivalent.

The project is under the direct supervision of Vic Chevillon, MA, CPG, Levon's Vice-President of exploration. The company employs a rigorous quality assurance and quality control program that include standardized material, blanks and duplicates. AMEC Americas Ltd. has designed the QAQC protocol from a study and review of information provided by the company to AMEC. Vic Chevillon who is a qualified person within the context of National Instrument 43-101, has read and takes responsibility for this news release.

On the corporate level, after many years of service to Levon, Director Florian Riedl-Riedenstein has retired from the Board of Directors for personal reasons.  Levon thanks Florian for his insight and leadership over the years.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Las Mesas gold-silver-lead-zinc project, Durango, Mexico. The Norma Sass and Ruf claims located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA. The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.
“Ron Tremblay”
____________________________________
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.